UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia, Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk.

(Registrant)

Date	June 3, 2013	By	/s/ Honesti Basyir
(Signature)

Honesti Basyir
Director of Finance

DISCLOSURE INFORMATION

In order to comply with Bapepam-LK Regulation No.XI.B.2

Concerning Transfer Plan Treasury Stock Phase III trough Employee Stock Ownership Program

Board of Commissioners and Board of Directors are solely responsible for the accuracy of all information or material facts contained in this Disclosure and ensure there is no important and relevant information that was not presented that could lead the material information in this Information to the Shareholders to be incorrect and/or misleading

PERUSAHAAN PERSEROAN (Persero) PT TELEKOMUNIKASI INDONESIA, Tbk

Engage in providing telecommunication services

Domiciled in Bandung, West Java - Indonesia

Head Office Jalan Japati No. 1 Bandung 40133 - West Java No. Telp. (022) 452 1108, 452 7252 Fax. (022) 720 3247	Investor Relations Grha Citra Caraka 5th Floor Jl. Gatot Subroto Kav. 52 Jakarta 12710 No. Telp. (021) 521 5109 Fax. (021) 522 0500

This disclosure information is presented in regard with the Implementation Plan for

Transfer of Share Buyback Phase III through Employee Stock Ownership Program
  PT Telekomunikasi Indonesia, Tbk and Subsidiaries Year 2013 ("ESOP 2013")

This disclosure information was published on May 31, 2013

INFORMATION OF TREASURY STOCK

The Company has implemented the Company's Share Buyback that have been issued and listed on the Indonesia Stock Exchange for Phase III (hereinafter referred as Share Buyback III). Repurchases are made gradually in 18 (eighteen) months starting from the date of the General Meeting of Shareholders which approved the Treasury Stock III. The share repurchases are implemented with reference to Bapepam-LK. Regulation No XI.B.2 and Bapepam Chairman Attachment No. Kep-45/PM/1998 dated August 14, 1998 concerning Shares Buyback issued by Public Listed Company and conducted under the approval of the General Meeting of Shareholders held on June 20, 2008.

Shares Buyback III conducted with the following conditions:

–       The maximum number of Series B shares that can be purchased is 1.68% (one point six eight percent) of the issued and fully paid shares with maximum number of 339,443,313 (three hundred and thirty nine million four hundred and forty three thousand and three hundred thirteen) shares of Series B.

–        Maximum funds to be used for the Company's Share Buyback III was Rp3,000,000,000,000 (three trillion Rupiah).

–        Implementation of the Share Buyback Period was June 20, 2008 until December 20, 2009.

–        Share repurchases transaction entirely executed through Indonesia Stock Exchange with PT Bahana Securities, a member of the Indonesia Stock Exchange, as a Broker-Dealer and with Morgan Stanley as an agent to repurchase ADR in the New York Stock Exchange.

Share Buyback Phase III realizations are as follow:

–         Share Buyback III conducted during June 20, 2008 until December 20, 2009 through PT Bahana Securities, a member of the Indonesia Stock Exchange, as a Broker-Dealer in total amount 64,284,000 (sixty four million two hundred and eighty four thousand) shares of Series B and currently stated in the Company’s Financial Statements as Treasury stock.

–         Allocated amount of funds in the Share Buyback Phase III included shares purchase cost totaled Rp465,288,708,513 (four hundred and sixty five billion two hundred and eighty eight million seven hundred and eight thousand five hundred and thirteen rupiah) with shares Buyback III average price was at Rp7,238 (seven thousand two hundred and thirty eight rupiah) per share.

Furthermore, there are changes to Bapepam-LK Regulation No.XI.B.2 Bapepam-LK Chairman Attachment No.Kep-105/BL/2010 dated April 13, 2010 concerning Share Buyback Issued by Public Listed Company (hereinafter referred as Bapepam-LK XI.B.2).

The Company has filed an adjustment plan of treasury stock to the Annual General Meeting of Shareholders that was held on April 19, 2013 and the Meeting has approved the changes to the Company's plan for the use/transfer of treasury stock from Share Buyback Phase I to IV, subject to the provisions of Bapepam-LK. XI.B.2 to include the following:

1)      Sell on the Stock Market or outside Stock Market;

2)      Cancellation through capital reduction;

3)      Employee/Management Stock Option Plan or Employee/Management Stock Purchase Plan;

4)      Equity conversion; and/or

5)      Funding.

DESCRIPTION OF TREASURY STOCK TRANSFER THROUGH EMPLOYEE STOCK OWNERSHIP PROGRAM

In accordance with the Resolution of the Annual General Meeting of Shareholders on  April 19, 2013 and regard with clause 4 letter a number (3) Bapepam-LK XI.B.2, treasury stock can be transferred or used by implementing the Employee Stock Option Plan or Employee Stock Purchase Plan and based on the:

-        Approval of Board of Commissioners No.088/SRT/DK/2013 dated May 30, 2013 concerning Approval of the Transfer of Treasury stock from Share Buyback.

-        Board of Directors Regulation No. PD.207.02/r.00/HK200/COP-B0200000/2013 dated May 30, 2013 regarding 2013 Employee Stock Ownership Program.

The Company will execute the transfer of 64,284,000 (sixty four million two hundred and eighty four thousand) shares of Series B from Share Buyback Phase III through PT Telekomunikasi Indonesia, Tbk. and subsidiaries’ 2013 Employee Stock Ownership Program (hereinafter referred as ESOP 2013).

ESOP 2013 Background and Objectives.

1.           ESOP 2013 is arranged to improve the sense of belonging of employees within Telkom Group which is expected to improve employees and the Company performances;

2.           It is expected to achieve interests alignment between Company's and employees’ interests due to transparency, measurability and certain implementation of the program;

3.           Stock ownership is a program to retain and provide appreciation to employees for their contribution to the Company's performance growth, besides to increase employees loyalty;

4.           In compliance with the applicable provisions of shares buyback that are required to be transferred within a period of 3 (three) years from the repurchase of shares.

Description of ESOP 2013

ESOP 2013 is offering to purchase the shares derived from Buyback Phase III, which has been recorded as Treasury Stock, to employees of the Company proportionately against annual work incentives for fiscal year 2012.

1.      Number of Shares

Number of shares offered to eligible employees are, at the maximum, 64,284,000 (sixty four million two hundred eighty four thousand) B Series shares from Share Buyback Phase III and is currently controlled by the Company and recorded as Treasury Stock.

2.      Program Participants

Participants’ eligibility criteria for the Employee Stock Ownership Program or Employee Stock Ownership Program (ESOP) are as follows:

a.        Employees of the Company;

b.       Company's employees who assigned or employed at Telkom Group and outside the Group;

c.        Employees of subsidiaries which financial statements are consolidated into the financial statements of the Company;

d.       Employees of indirect subsidiaries which financial statements are consolidated into the Financial Statements of the Company’s subsidiaries;

e.       Board of Directors of subsidiaries and indirect subsidiaries which financial statements are consolidated into the Financial Statements of the Company’s subsidiaries, but does not include:

i.        Member of the Board of Directors and Board of Commissioners;

ii.      Member of the Board of Directors and Board of Commissioners of PT Telekomunikasi Selular;

f.    Contract employees, with a certain level, those are still active in the Telkom Group.

Terms of Membership Program ESOP 2013 are the participants gave a commitment of membership, and have contributed for at least 1 month in 2012.

Employees who are excluded from the program participants’ criteria are:

a. Employees who are resigned at their own request;

b. Employees who are dismissed due to severe disciplinary;

c. Employees who are dismissed because appointed as Directors of SOEs.

3.      Shares Allocation

The Company will allocate a number of shares that can be taken part by the Participant under the following conditions:

(a)   Participants who take the allocated shares can pay by using a portion of the annual work incentives for fiscal year 2012 and 2013, until the implementation of the program in 2013 have not been distributed to ESOP participants. For participants who have taken the allocated shares, a portion of the allocated shares will be funded by ESOP incentives that have been apportioned to employees in fiscal year 2012;

(b)   Employees who have stopped working at the time of implementation of this program, but have contributed in 2012, then entitled to the allocated shares in proportion with their contribution in 2012.

4.      Beginning Transfer

The Company set the share transfer prices of Rp10,714 (Ten thousand seven hundred and fourteen rupiah) or 90% of the average closing price of shares for the period of 25 trading days before the date of this Disclosure Information date, with reference to the price setting as stated in Regulation No. IA item v.2.2 Decree of Board of Directors Jakarta Stock Exchange Appendix Kep-305/BEJ/07-2004, dated July 19, 2004.

5.      Time Frame Shares Transfer

Implementation of the transfer of shares will be made at least 14 (fourteen) days from the announcement date of this Disclosure as referred to point 4 letter i Bapepam-LK Regulation No. XI.B.2, thereby the distribution of shares to the Participants of the program will be done on June 14, 2013 at the earliest.

6.      Lock-up Period

Shares purchased under this program will be subject to lock-up period in accordance with the Participants’ level position as follows:

–        Level Positions Band I and II will be subject to lock-up period for 12 (twelve) months since the date of shares distribution;

–        Level Positions Band III and IV will be subject to lock-up for period 6 (six) months since the date of shares distribution;

–        Level Positions Band V and VII will be subject to lock-up period for 3 (three) months since the date of shares distribution.

During the lock-up period, the participants will not be able to divert and/or transact the acquired shares under ESOP 2013 either through or outside the stock exchange.

7.      Surveillance

ESOP 2013 surveillance will be implemented by the Board of Directors and its implementation will be reported on the nearest General Meeting of Shareholders of the Company.

IMPACT OF TRANSFER PLAN OF TREASURY STOCK THROUGH ESOP 2013 TO COMPANY’S FINANCIAL CONDITION

Based on the audited financial statements of PT Telekomunikasi Indonesia, Tbk as of December 31, 2012, the treasury stock from Share Buyback Phase III is recorded amounted to Rp465,288,708,513 (four hundred and sixty five billion, two hundred and eighty eight million seven hundred and eight thousand five hundred and thirteen rupiah) for a number of 64,284,000 (sixty four million two hundred eighty four thousand) shares, therefore the acquisition value per share was Rp7,238 (seven thousand two hundred and thirty eight Rupiah).

Implementation of the transfer plan of the shares buyback through the ESOP 2013 is, at the maximum, 64,284,000 (sixty four million two hundred eighty four thousand) shares with transfer value of Rp10,714 (ten thousand seven hundred and fourteen rupiah) per share or totaled of Rp688,738,776,000 (six hundred and eighty eight billion, seven hundred and thirty eight million seven hundred seventy six thousand rupiah).

Thereby, after the Company has transferred shares buyback to employees through the ESOP 2013, then:

–        Number of shares in treasury stock decreased by Rp465,288,708,513 (four hundred and sixty five billion, two hundred and eighty eight million seven hundred and eight thousand five hundred and thirteen rupiah) to Rp7,601,927,292,435 (seven trillion six hundred and one billion nine hundred twenty seven million two hundred and ninety two thousand four hundred and thirty five rupiah).

–        The difference between transfer prices of the shares to the employees through the ESOP 2013 amounted Rp223,450,067,487 (two hundred and twenty three billion, four hundred and fifty million sixty seven thousand four hundred and eighty seven rupiah) will be recorded as part of the equity in the share premium account.

The considerations to transfer of Shares Buyback Program Phase III through the ESOP 2013 and not through the sale of shares in Indonesia Stock Exchange or New York Stock Exchange are as follows:

1.        ESOP 2013 is structured to increase the sense of belonging of the company that will improve the performance of each participant which eventually will improve the performance of the Company.

2.            The Company will evaluate the performance in achieving the targets set as part of Human Resource Management long-term strategy so all employees can work efficiently and maximize the potentials in order to achieve the Company's performance. Therefore, the Company deems it is necessary to have a retention program that can sustain high-performing employees by providing incentives in the form of long term incentive program which among others is shares ownership.

3.             Sale of shares to the market in large amount can cause pressure on the Company's share price on the stock exchange.

ADDITIONAL INFORMATION Additional information with respect to the disclosure of this information may contact:
Investor Relations PT Telekomunikasi Indonesia, Tbk Grha Citra Caraka 5th Floor Jl. Gatot Subroto Kav. 52 Jakarta 12710 Telp. (021) 521 5109 Fax. (021) 522 0500 email: investor@telkom.co.id